

May 5, 2009

By U.S. mail and facsimile to (330) 796-7506

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

   RE: **The Goodyear Tire & Rubber Company**
       Form 10-K for the fiscal year ended December 31, 2008
       Filed February 18, 2009
       Form 10-Q for the period ended March 31, 2009

       File No. 1-01927

Dear Mr. Wells:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Terence O'Brien
        Branch Chief